[Letterhead of Willkie Farr & Gallagher LLP]

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

April 4, 2018

Re:	Resolute Energy Corporation (the “Company”)
Preliminary	Proxy Statement on Schedule 14A

Soliciting Materials filed pursuant to Rule 14a-12

Filed March 12, 2018 by Monarch Energy Holdings LLC, MOF Management LLC, Monarch

Debt Recovery Master Fund Ltd, Monarch Alternative Capital LP, MDRA GP LP,

Monarch GP LLC, Patrick Bartels, Joseph Citarrella and Samuel Langford

(collectively, the “Filing Persons”)

File No. 001-34464 (the “Preliminary Schedule 14A”)

Dear Mr. Duchovny:

On behalf of Monarch Energy Holdings LLC (“Monarch”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of March 19, 2018 (the “Comment Letter”) with respect to the Preliminary Schedule 14A. Simultaneously with the delivery of this response letter, Monarch has electronically transmitted Amendment No. 1 to the Preliminary Schedule 14A (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the Comments set forth in the Comment Letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Preliminary Schedule 14A. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amendment.

Preliminary Schedule 14A

1.	The Filing Persons acknowledge the Staff’s comment. In response to the first two examples cited by the Staff, the Filing Persons have supplemented the disclosure beginning on page 3 of the Amendment by including the relevant text of the “January Letter” that was filed by the Filing Persons with the Commission on January 26, 2018 as an exhibit to Schedule 13D. The Filing Persons respectfully direct the Staff’s attention to the tables entitled “Exhibit 1” and “Exhibit 2” and the accompanying text of such supplemented disclosure on page 4 of the Amendment, which provide factual support for the first two examples cited by the Staff.

In response to the third example cited by the Staff, the Filing Persons acknowledge the Staff’s comment and have revised the disclosure on page 7 of the Amendment accordingly.

2.	The Filing Persons acknowledge the Staff’s comment and have supplemented the disclosure beginning on page 3 of the Amendment by including the relevant text of the “January Letter”.

Soliciting Materials filed pursuant to Rule 14a-12

3.	The Filing Persons acknowledge the Staff’s comment and confirm that they will comply with Rule 14a-9. The Filing Persons respectfully submit to the Staff that the cited quotation from the press release is supported by factual foundation. The Filing Persons advise the Staff that Monarch has expressed to representatives of the Company on multiple occasions its desire to work with the Company’s board of directors and management to find a resolution that is beneficial to all stockholders. For example, in the letter sent to the Company’s board of directors on January 24, 2018 (i.e., the “January Letter”), with respect to implementing the proposals set forth therein, Monarch stated, “We would prefer to do so cooperatively, as we believe that would be in the best interests of Resolute.”[1] Monarch reiterated this view when representatives of Monarch and the Company met in Denver, Colorado on February 7, 2018, despite the reluctance shown by the Company’s representatives in acknowledging the concerns of Monarch, the Company’s largest stockholder, as described more fully in the Preliminary Schedule 14A. As of the date of filing, other than in connection with interviewing Monarch’s director nominees in the ordinary course of preparing for the 2018 annual meeting of stockholders, the Company had not contacted Monarch or otherwise engaged Monarch to reach a resolution.

In addition, the Company’s organizational documents contain various measures to shield the board from being held accountable by the stockholders of the Company. For example, the Company’s amended and restated certificate of incorporation (the “Charter”)2 provides for a classified board,3 imposes a plurality voting standard for director elections,4 prohibits stockholders from calling special meetings or acting by written consent5 and requires a supermajority vote of stockholders to amend the Charter or the amended and restated bylaws of the Company.6 Moreover, the Company adopted that certain Rights Plan dated May 17, 2016 which includes a “poison pill”.7 In light of the foregoing, the Filing Persons view their asserted belief as having a reasonable factual foundation.

[1]	See Exhibit 99.1 to Schedule 13D filed by certain of the Filing Persons with the Commission on January 26, 2018.
[2]	See Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 30, 2010.
[3]	See §5.2 of the Charter.
[4]	See §4.3 of the Charter.
[5]	See §7.1 and §7.2 of the Charter.
[6]	See Articles 6 and 9 of the Charter.
[7]	See §3 of the Rights Plan (Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 17, 2016).

If you have any questions regarding this letter, please contact the undersigned at (212) 728-8000.

Very truly yours,

/s/ Mark Cognetti

Mark Cognetti